Exhibit 99.11

EMERALD HEALTH THERAPEUTICS, INC.

NOTICE OF DISTRIBUTION OF COMMON SHARES

PURSUANT TO AN AT-THE-MARKET OFFERING

VIA SEDAR

April 3, 2019

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities Services, Newfoundland and Labrador

The Manitoba Securities Commission
Autorité des marchés financiers (Quebec)

Dear Sirs/Mesdames:

Re:	Emerald Health Therapeutics, Inc. (the "Company")

Short Form Base Shelf Prospectus dated March 13, 2019 (the "Prospectus")

Reference is made to the decision of the British Columbia Securities Commission and the Ontario Securities Commission dated March 19, 2019 in the matter of the Company and GMP Securities L.P. (the "Decision"). Reference is also made to the Company's at-the-market offering (the "ATM Offering") of up to $39,000,000 worth of common shares of the Company (the "Shares") established by a prospectus supplement to the Prospectus, dated March 27, 2019.

In accordance with paragraph 21 of the Decision, the undersigned, being the Chief Financial Officer of the Company, hereby confirms, for and on behalf of the Company and not in his personal capacity, that the following Shares were distributed over the facilities of the TSX Venture Exchange or another "marketplace" (as such term is defined in National Instrument 21-101 - Marketplace Operation) in Canada pursuant to the ATM Offering during the month ended March 31, 2019 (the "Month").

Aggregate Number of Shares Distributed during the Month	43,500
Average Sale Price of Shares Distributed during the Month	$4.0176
Gross Proceeds Realized from Sales of Shares during the Month	$174,765.60
Total Commission Paid in respect of Sales of Shares during the Month	$4,369.14
Net Proceeds Realized from Sales of Shares during the Month	$170,396.46

Dated this 3rd day of April 2019

EMERALD HEALTH THERAPEUTICS, INC.

Per:	/s/ "Robert C. Hill"
Chief Financial Officer

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